

October 4, 2012

<u>Via E-mail</u>
Mr. Douglas L. Bruggeman
Chief Financial Officer
Rex American Resources Corporation
2875 Needmore Road
Dayton, Ohio 45414

      RE: Rex American Resources Corporation
              Form 10-K for the Year Ended January 31, 2012
              Filed April 9, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed May 1, 2012
              Form 10-Q for the Period Ended July 31, 2012
              Filed September 5, 2012
              File No. 1-9097

Dear Mr. Bruggeman:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 31, 2012

General

1. We note that your February 19, 2010 response to our comment letter dated January 27, 2010 provided us with your analysis as why you do not qualify as an "investment company" as defined in the Investment Company Act. Please provide us with an updated analysis to reflect the shift in your business since 2009.

Legal Proceedings, page 20

2. You disclose that your proceedings will not have a material adverse effect on your financial
    condition or results of operations. In future filings, please revise your discussion to address
    the expected effect on your cash flows, as well.

Management's Discussion and Analysis of Financial Condition and Results…, page 23

Liquidity and Capital Resources, page 40

3. On pages 42 and 43, you disclose that your debt agreements require compliance with certain
    financial covenants, including required levels of EBITDA, debt service coverage ratio
    requirements, net worth requirements and other common requirements. In future filings,
    please disclose the specific terms of any material debt covenants with any required ratios.
    Please disclose the actual ratios as of each reporting date for any material debt covenants for
    which it is reasonably likely that you will not be able to meet such covenants. Please also
    consider showing the specific computations used to arrive at the actual ratios with
    corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC
    Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09
    which is available on our website at
    http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us
    supplementally what your revised disclosures will look like.

4. Please revise your disclosure to include any material commitments for capital expenditures as
    of the end of the latest fiscal period. In future filings, please include the general purpose of
    such commitments and the anticipated source of funds needed to fulfill such commitments.
    See Item 303(a)(2) of Regulation S-K.

Seasonal and Quarterly Fluctuations, page 44

5. We note that in your earnings conference call for the fourth quarter of 2011 you state that
    you have "become a seasonal business" and that you typically experience slower sales in the
    first quarter. In future filings, please revise your disclosure in this section to discuss the
    impact of seasonal fluctuations on your results of operations. Please also include such
    disclosure in your business section, as appropriate. See Item 101(c)(1)(v) of Regulation S-K.

Critical Accounting Policies, page 44

Recoverability of Long-Lived Assets, page 47

6. We note your disclosures regarding recoverability of long-lived assets. In the interest of
    providing readers with a better insight into management's judgments in accounting for long-
    lived assets, including property and equipment, please disclose the following in future filings:

- How you group long-lived assets for impairment and your basis for that determination. If material, specifically address how you account for long-lived assets that are not income producing property;
- How you determine when long-lived assets should be tested for impairment. Specifically identify the potential "events and circumstances" that could indicate the value of an asset may not be recoverable. In this regard, you indicate that any significant adverse change in the spread between ethanol and grain prices could result in triggering events. Please clarify whether you have quantified "significant";
- As indicated on page 56 of your Form 10-K, please identify the nature of the "changes in circumstances" that indicated that they carrying amount of your long-lived assets may not be recoverable; and
- The carrying value of any long-lived assets or asset groups for which the carrying value is close to corresponding undiscounted cash flows.

Financial Statements

3. Business Combinations, page 64

7. On November 1, 2011, you acquired an additional 50% interest in Nugen for approximately $10.4 million in cash. You disclosed that this acquisition has been accounted for as a business combination achieved in stages. You also disclosed that you recorded a bargain purchase gain of $8.9 million and a loss related to the equity method remeasurement of approximately $5.4 million. Please provide the following:
   - Provide us with a comprehensive explanation of how you determined the acquisition date fair value of your 48% equity interest in Nugen. In this regard, please address the disparity between your 48% interest in Nugen being valued at $18.6 million and your consideration of only $10.4 million to purchase the additional 50% interest. Please also tell us how you concluded that the purchase price paid for the 50% interest in Nugen provided an adequate rate of return to the previous owners.
   - Provide us with a comprehensive explanation of how you determined the $78.6 million fair value allocated to property, plant and equipment; and
   - Please expand your disclosures to clarify how you determined the fair value of your 48% equity interest in Nugen and provide a detailed explanation to address the resulting apparent disparity given your $10.4 million purchase price of the additional 50% of Nugen.

Form 10-Q for the Period Ended July 31, 2012

General

8. Please address the above comments in your interim filings as well, as applicable.

Definitive Proxy Statement on Schedule 14A filed on May 1, 2012

Executive Compensation, page 7
Summary Compensation Table, page 10

9. We note that you have included the amount of the annual cash bonus in the "Bonus" column of the summary compensation table. However, it appears that the annual cash bonus payout is calculated based on the achievement of certain pre-established performance measures. In future filings, please include annual cash bonus awards in the "Non-Equity Incentive Plan Compensation" column and included the related disclosure in the Grants of Plan-Based Awards Table. In the alternative, please tell us why you believe the compensation is properly categorized as a "bonus." See Item 402(a)(6)(iii) of Regulation S-K and Question 119.02 of the Compliance and Disclosure Interpretations for Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief